Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended September 30, 2015

HAMILTON, Bermuda, December 15, 2015 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended September 30, 2015.

Highlights

•	Reported total time charter revenues of $11.5 million for the third quarter of 2015 compared to $9.1 million of time charter revenue and $6.3 million of construction contract revenues for the third quarter of 2014
•	Generated operating income of $7.5 million and net income of $5.2 million for the third quarter of 2015 compared to operating income of $5.2 million and net income of $3.3 million for the third quarter of 2014; operating income and net income were impacted by an unrealized loss on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the third quarter of 2015 compared with an unrealized gain for the third quarter of 2014
•	Excluding unrealized gains (losses) on derivative instruments, net income for the three months ended September 30, 2015 was $6.9 million compared to $1.9 million for the three months September 30, 2014
•	Generated Adjusted EBITDA[1] of $16.9 million for the third quarter of 2015 compared to $11.4 million for the third quarter of 2014
•	On October 1, 2015, closed the acquisition of the entity that owns the floating storage and regasification unit (“FSRU”) Höegh Gallant
•	On November 13, 2015 paid a $0.3375 per unit distribution with respect to the third quarter of 2015, equivalent to $1.35 per unit on an annual basis
•	On November 30, 2015, filed with the Securities and Exchange Commission (“SEC”) (i) an Annual Report on Form 20-F/A for the year ended December 31, 2014 which contained restated financial statements for the Partnership for the years ended December 31, 2014 and 2013 and (ii) a Form 6-K for the period ended June 30, 2015 which contained restated unaudited interim financial statements for the Partnership for the three and six months ended June 30, 2015 and 2014[2]

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “Höegh LNG Partners’ solid operational and financial performance in the third quarter reflected the stable nature of the Partnership’s long-term contracts. Including the dropdown of the FSRU Höegh Gallant that closed on October 1, 2015, our contracts have an average duration of 13 years excluding options. We are not exposed to commodity price risk and believe that the FSRU industry is benefiting from the current affordability of LNG. The fourth quarter will benefit from the FSRU Höegh Gallant – an acquisition that takes our fleet size to four FSRUs.”

Financial Results Overview

The Partnership reported net income for the three months ended September 30, 2015 of $5.2 million, an increase of $1.9 million from $3.3 million for the three months ended September 30, 2014. The net income for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. Excluding these unrealized gains (losses) on derivative instruments, net income for the three months ended September 30, 2015 was $6.9 million, an increase of $5.0 million from $1.9 million for the three months September 30, 2014.

All FSRUs were onhire for the entire third quarter of 2015. During the third quarter of 2014, the PGN FSRU Lampung only had time charter revenues for part of the period since its time charter commenced on July 21, 2014.

Operating income for the three months ended September 30, 2015 was $7.5 million, an increase of $2.3 million from $5.2 million for the three months ended September 30, 2014. Operating income was also impacted by the unrealized gains (losses) on derivative instruments on the Partnership's share of equity in earnings of joint ventures.

1 Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Adjusted EBITDA and Segment EBITDA to net income, the most directly comparable GAAP financial measure.

2 Financial data for the three and nine months ended September 30, 2014 contained herein have been restated as further described in Note 2d. to the financial statements contained in the Partnership’s Form 6-K for the period ended September 30, 2015 filed with the SEC today.

Adjusted EBITDA was $16.9 million for the three months ended September 30, 2015, an increase of $5.5 million from $11.4 million for the three months ended September 30, 2014.

Equity in losses of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended September 30, 2015 was $0.2 million, a decrease of $3.3 million from equity in earnings of joint ventures of $3.1 million for the three months ended September 30, 2014. The reason for the decrease was the Partnership's share of an unrealized loss on derivative financial instruments of the joint ventures for the three months ended September 30, 2015 of $2.1 million compared with an unrealized gain of $1.4 million for the three months ended September 30, 2014. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value is included in equity in earnings (losses) of joint ventures. For the three months ended September 30, 2015, the Partnership's share of operating income in the joint ventures was $5.9 million compared with $6.0 million for the three months ended September 30, 2014.

Financing and Liquidity

As of September 30, 2015, the Partnership had cash and cash equivalents of $25.3 million and an undrawn sponsor credit facility of $85 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $11.5 million and long-term restricted cash required under the credit facility related to the PGN FSRU Lampung (the “Lampung facility”) was $14.8 million as of September 30, 2015. The Partnership had an interest-bearing demand note due from Höegh LNG Holdings Ltd. (“Höegh LNG”) of $140.0 million which was used as part of the consideration for the acquisition of the Höegh Gallant on October 1, 2015.

During the third quarter of 2015, the Partnership made a quarterly repayment of $4.7 million on the Lampung facility. The Partnership's total long-term debt was $198.0 million as of September 30, 2015.

As of September 30, 2015, the Partnership had outstanding interest rate swap agreements for a total notional amount of $198.0 million to hedge against the interest rate risks of its long-term debt under the Lampung facility. The Partnership applies hedge accounting for derivative instruments. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%. The carrying value of the liability for derivative financial instruments was $11.6 million as of September 30, 2015. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on derivative instruments of $0.4 million for the three months ended September 30, 2015 was mainly due to amortization of the amount excluded from hedge effectiveness and the ineffective portion of the cash flow hedge related to the Lampung facility. There was no comparable gain or loss on derivative instruments for the three months ended September 30, 2014.

On November 13, 2015, the Partnership paid a cash distribution of $0.3375 per unit with respect to the third quarter of 2015, equivalent to $1.35 per unit on an annualized basis. The distribution totaled $8.9 million.

Outlook

Pursuant to the omnibus agreement the Partnership entered into with Höegh LNG at the time of the initial public offering (i) Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years and (ii) the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, AB Klaipedos Nafta (“ABKN”), subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction and subject to the consent of ABKN.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs operating under the agreements listed below:

•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA (“Octopus”) to provide an FSRU to service for the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG will service the contract with an FSRU from its newbuilding program currently in progress. The contract is expected to commence in the second quarter of 2018.

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”) to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia. The contract is expected to commence in the middle of 2016.

•	On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

In addition to the Höegh Grace and the FSRU being constructed for Octopus, Höegh LNG has one additional FSRU on order which is scheduled to be delivered in mid-2017. This newbuilding has not yet been contracted.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with detailed information on the Partnership’s results of operations for the three and nine months ended September 30, 2015 with the SEC that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership's ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;
•	the Partnership's ability to increase distributions to unitholders and the amount of such increase;
•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;
•	the Partnership's anticipated growth strategies;
•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from joint ventures;
•	the effect of the worldwide economic environment;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in hire rates and vessel values;
•	changes in the Partnership's operating expenses, including drydocking and insurance costs;
•	the Partnership's ability to make cash distributions on its units and the amount of any borrowings that may be necessary to make such distributions;
•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
•	the future financial condition of the Partnership's existing or future customers;
•	the Partnership's ability to make additional borrowings and to access public equity and debt capital markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by customers;
•	the Partnership's ability to maintain long-term relationships with its customers;
•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;
•	the Partnership's ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG's other FSRU newbuildings;
•	the Partnership's continued ability to enter into long-term, fixed-rate charters;
•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
•	expected pursuit of strategic opportunities, including the acquisition of vessels;
•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;
•	timely acceptance of the Partnership's vessels by their charterers;
•	termination dates and extensions of charters;
•	the expected cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
•	expected demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;
•	availability of skilled labor, vessel crews and management;
•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;
•	the anticipated taxation of the Partnership and distributions to its unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	the Partnership's ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of the Partnership's common units in the public market;
•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and
•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F/A for the year ended December 31, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
		(Restated)		(Restated)
REVENUES
Time charter revenues	$11,462	9,087	34,039	$9,087
Construction contract revenues	—	6,310	—	45,149
Other revenue	—	—	—	474
Total revenues	11,462	15,397	34,039	54,710
OPERATING EXPENSES
Voyage expenses	—	(798)	—	(798)
Vessel operating expenses	(1,684)	(1,894)	(5,543)	(2,653)
Construction contract expenses	—	(7,040)	—	(40,522)
Administrative expenses	(1,984)	(3,157)	(6,298)	(10,143)
Depreciation and amortization	(8)	(329)	(23)	(1,309)
Total operating expenses	(3,676)	(13,218)	(11,864)	(55,425)
Equity in earnings (losses) of joint ventures	(249)	3,058	9,111	(738)
Operating income (loss)	7,537	5,237	31,286	(1,453)
FINANCIAL INCOME (EXPENSE), NET
Interest income	2,423	1,542	7,275	2,443
Interest expense	(3,744)	(2,777)	(11,253)	(5,131)
Gain on derivative instruments	354	—	467	—
Other items, net	(1,276)	(553)	(3,310)	(1,655)
Total financial income (expense), net	(2,243)	(1,788)	(6,821)	(4,343)
Income (loss) before tax	5,294	3,449	24,465	(5,796)
Income tax expense	(109)	(143)	(261)	(376)
Net income (loss)	$5,185	3,306	24,204	$(6,172)

Earnings per unit
Common unit public (basic and diluted)	$0.20	0.22	0.92	0.22
Common unit Höegh LNG (basic and diluted)	$0.20	0.22	0.92	0.22
Subordinated unit (basic and diluted)	$0.20	0.22	0.92	0.22

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2015	2014
		(Restated)
ASSETS
Current assets
Cash and cash equivalents	$25,311	$30,477
Restricted cash	11,489	21,935
Trade receivables	6,189	6,189
Demand note due from owner	142,109	143,241
Advances to joint ventures	6,725	6,665
Deferred debt issuance cost	2,462	2,574
Current portion of net investment in direct financing lease	3,122	2,894
Current deferred tax asset	340	343
Prepaid expenses and other receivables	307	564
Total current assets	198,054	214,882
Long-term assets
Restricted cash	14,798	15,184
Other equipment	31	54
Advances to joint ventures	8,315	12,287
Deferred debt issuance cost	9,912	11,556
Net investment in direct financing lease	290,935	292,469
Long-term deferred tax asset	1,668	1,667
Other long-term assets	12,198	15,449
Total long-term assets	337,857	348,666
Total assets	$535,911	$563,548

HÖEGH LNG PARTNERS LP

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2015	2014
		(Restated)
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$19,062	$19,062
Trade payables	876	864
Amounts due to owners and affiliates	2,821	6,019
Loans and promissory notes due to owners and affiliates	304	467
Value added and withholding tax liability	5,872	3,066
Derivative financial instruments	4,215	4,676
Accrued liabilities and other payables	13,591	13,365
Total current liabilities	46,741	47,519
Long-term liabilities
Accumulated losses of joint ventures	50,519	59,630
Long-term debt	178,974	193,271
Derivative financial instruments	7,430	4,544
Other long-term liabilities	15,960	22,206
Total long-term liabilities	252,883	279,651
Total liabilities	299,624	327,170
EQUITY
Common units public	205,981	207,004
Common units Höegh LNG	5,769	5,202
Subordinated units	35,882	32,347
Total Partners' capital	247,632	244,553
Accumulated other comprehensive income (loss)	(11,345)	(8,175)
Total equity	236,287	236,378
Total liabilities and equity	$535,911	$563,548

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2015 AND 2014

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are "Majority held FSRUs" and "Joint venture FSRUs." In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in "Other."

For the three months ended September 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three months ended September 30, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of September 30, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended September 30, 2015 and 2014.

	Three months ended September 30, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$11,462	10,590	—	22,052	(10,590)	$11,462
Total revenues	11,462	10,590	—	22,052		11,462
Operating expenses	(2,290)	(2,245)	(1,378)	(5,913)	2,245	(3,668)
Equity in earnings of joint ventures	—	—	—	—	(249)	(249)
Segment EBITDA	9,172	8,345	(1,378)	16,139
Depreciation and amortization	(8)	(2,456)	—	(2,464)	2,456	(8)
Operating income (loss)	9,164	5,889	(1,378)	13,675		7,537
Gain (loss) on derivative instruments	354	(2,109)	—	(1,755)	2,109	354
Other financial income (expense), net	(4,702)	(4,029)	2,105	(6,626)	4,029	(2,597)
Income (loss) before tax	4,816	(249)	727	5,294	—	5,294
Income tax expense	(109)	—	—	(109)	—	(109)
Net income (loss)	$4,707	(249)	727	5,185	—	$5,185

	Three months ended September 30, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$9,087	10,382	—	19,469	(10,382)	$9,087
Construction contract revenues	6,310	—	—	6,310	—	6,310
Total revenues	15,397	10,382	—	25,779		15,397
Operating expenses	(4,466)	(2,129)	(1,383)	(7,978)	2,129	(5,849)
Construction contract expenses	(7,040)	—	—	(7,040)	—	(7,040)
Equity in earnings of joint ventures	—	—	—	—	3,058	3,058
Segment EBITDA	3,891	8,253	(1,383)	10,761
Depreciation and amortization	(329)	(2,288)	—	(2,617)	2,288	(329)
Operating income (loss)	3,562	5,965	(1,383)	8,144		5,237
Gain (loss) on derivative instruments	—	1,378	—	1,378	(1,378)	—
Other financial income (expense), net	(3,168)	(4,285)	1,380	(6,073)	4,285	(1,788)
Income (loss) before tax	394	3,058	(3)	3,449	—	3,449
Income tax expense	(143)	—	—	(143)	—	(143)
Net income (loss)	$251	3,058	(3)	3,306	—	$3,306

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended September 30, 2015 and 2014.

	Three months ended
	September 30,
(in thousands of U.S. dollars)	2015	2014
		(Restated)
Interest income	$2,423	$1,542
Interest expense:
Interest expense	(2,789)	(1,918)
Commitment fees	(305)	(84)
Amortization of debt issuance cost	(650)	(775)
Capitalized interest	—	—
Total interest expense	(3,744)	(2,777)
Gain on derivative instruments	354	—
Other items, net:
Unrealized foreign exchange gain (loss)	(646)	1
Realized foreign exchange gain (loss)	3	19
Bank charges and fees and other	(23)	(20)
Withholding tax on interest expense and other	(610)	(553)
Total other items, net	(1,276)	(553)
Total financial income (expense), net	$(2,243)	$(1,788)

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended September 30, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$4,707	(249)	727	5,185	$5,185
Interest income	—	—	(2,423)	(2,423)	(2,423)
Interest expense, net	3,439	4,029	305	7,773	3,744
Depreciation and amortization	8	2,456	—	2,464	8
Income tax (benefit) expense	109	—	—	109	109
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,029
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,456
Other financial items (1)	909	2,109	13	3,031	922
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	2,109
Segment EBITDA	9,172	8,345	(1,378)	16,139	16,139
Cash collection/ principal payment on direct financing lease	739	—	—	739	739
Adjusted EBITDA	$9,911	8,345	(1,378)	16,878	$16,878

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

	Three months ended September 30, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$251	3,058	(3)	3,306	$3,306
Interest income	—	—	(1,542)	(1,542)	(1,542)
Interest expense, net	2,615	4,285	162	7,062	2,777
Depreciation and amortization	329	2,288	—	2,617	329
Income tax (benefit) expense	143	—	—	143	143
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,285
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,288
Other financial items (1)	553	(1,378)	—	(825)	553
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	(1,378)
Segment EBITDA	3,891	8,253	(1,383)	10,761	10,761
Cash collection/ principal payment on direct financing lease	657	—	—	657	657
Adjusted EBITDA	$4,548	8,253	(1,383)	11,418	$11,418

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal repayments on the direct financing lease, interest income, interest expense less amortization of debt issuance cost, other items (net) less unrealized foreign exchange gains or losses, current income tax expense, other adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership's performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

(in thousands of U.S. dollars)	Three months ended September 30, 2015
Segment EBITDA	$16,139
Principal repayment direct financing lease	739
Adjusted EBITDA	$16,878
Interest income	2,423
Interest expense (1)	(7,773)
Amortization of debt issuance cost (1)	696
Other items, net	(1,276)
Unrealized foreign exchange losses (gains)	646
Income tax expense	(185)
Other adjustments:
Indemnification paid by Höegh LNG for non-budgeted expenses	310
Estimated maintenance and replacement capital expenditures	(2,550)
Distributable cash flow	$9,169

(1)	The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $4,030 and $46, respectively.

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com